Exhibit 99.5

Postmedia Network Reports Second Quarter Results

April 10, 2014 (TORONTO) – Postmedia Network Canada Corp. (“Postmedia” or the “Company”) today released financial information for the three and six months ended February 28, 2014.

Second Quarter Operating Results
Net loss in the quarter ended February 28, 2014 was $25.3 million compared to $15.8 million in the same period in the prior year. The increase in net loss was primarily a result of increased restructuring expenses of $3.6 million and depreciation expenses of $4.4 million as well as a decline in operating income before depreciation, amortization and restructuring, all as compared to the same period in the prior year.

Operating income before depreciation, amortization and restructuring of $22.1 million in the quarter represents a decrease of $2.9 million (11.7%), relative to the same period in the prior year. This decrease is the result of revenue declines of $16.3 million, partially offset by decreases in compensation, newsprint, distribution and other expenses totaling $13.4 million. Excluding non-cash compensation expense, related to option and other long-term incentive plans, operating income before depreciation, amortization and restructuring decreased $2.4 million (9.5%).

Operating loss in the quarter was $4.1 million as compared to operating income of $5.7 million in the same period in the prior year. The decrease was primarily as a result of increased depreciation and restructuring expenses and a decline in operating income before depreciation, amortization and restructuring, all as described above.

Revenue for the quarter was $162.5 million, a decrease of $16.3 million (9.1%) relative to the same period in the prior year. This decrease was primarily due to a decline in print advertising revenue of $15.5 million (14.7%) with the declines occurring across most categories. Print circulation revenue decreased $0.3 million (0.7%) and digital revenue decreased $0.2 million (0.7%) relative to the same period in the prior year.

Total operating expenses excluding depreciation, amortization and restructuring decreased $13.4 million (8.7%) in the quarter, relative to the same period in the prior year. Expense reductions occurred in all operating expense categories, including compensation, newsprint, distribution and other operating expenses. Excluding non-cash compensation expense, operating expenses excluding depreciation, amortization and restructuring decreased $13.9 million (9.1%).

Year-to-Date Operating Results
Net loss in the six months ended February 28, 2014 was $37.1 million compared to $9.1 million in the same period in the prior year.  The increase in net loss was largely due to an increase in restructuring expenses of $18.9 million, primarily associated with print production outsourcing, an increase in depreciation expense of $10.8 million and a decline in operating income before depreciation, amortization and restructuring, partially offset by a gain on derivative financial instruments, all as compared to the same period in the prior year.

Operating income before depreciation, amortization and restructuring for the six months ended February 28, 2014 was $68.1 million, a decrease of $5.9 million (8.0%) relative to the prior year. This decrease is the result of revenue declines of $34.0 million, partially offset by decreases in compensation, newsprint, distribution and other expenses totaling $28.1 million. Excluding non-cash compensation expense, related to option and other long-term incentive plans, operating income before depreciation, amortization and restructuring decreased $6.1 million (8.1%).

Operating loss for the six months ended February 28, 2014 was $1.8 million as compared to operating income of $32.2 million in the same period in the prior year. This decrease was primarily as a result of increased depreciation and restructuring expenses as well as a decline in operating income before depreciation, amortization and restructuring, all as described above.

Revenue for the six months ended February 28, 2014 was $356.5 million, a decrease of $34.0 million (8.7%) relative to the same period in the prior year. This decrease was primarily due to a decline in print advertising revenue of $31.6 million (13.3%) with the declines occurring across most categories.  Print circulation revenue was flat and digital revenue decreased $1.4 million (3.1%) relative to the same period in the prior year.

Total operating expenses excluding depreciation, amortization and restructuring decreased $28.1 million (8.9%) in the six months ended February 28, 2014, relative to the same period in the prior year. Expense reductions occurred in all operating expense categories including compensation, newsprint, distribution and other operating expenses. Excluding non-cash compensation expense, operating expenses excluding depreciation, amortization and restructuring decreased $27.9 million (8.9%).

Business Transformation Initiatives
As announced in July 2012, the Company is implementing a three-year transformation program that is targeted to result in operating cost savings of 15%-20%. During the three months ended February 28, 2014 the Company implemented transformation initiatives which will result in net annualized savings of approximately $11 million. This brings total net annualized cost savings, since the beginning of the program, to approximately $98 million.

Management Commentary
"We continue to face significant print advertising revenue pressure, however we are pleased with the rapid progress we are making in the transformation of our cost structure," said CEO Paul Godfrey. "We are also encouraged with the progress we are making on subscriber revenue and continue to pursue real estate sales as a means of accelerating debt repayment. These priorities are key elements of repositioning the Company for the digital media environment of the future."

Note: All dollar amounts are expressed in Canadian dollars unless otherwise specified.

Additional Information
Additional information, including financial statements and management’s discussion and analysis can be found on the Company’s website at www.postmedia.com/investors/financial-reports, on SEDAR at www.sedar.com or on the website maintained by the U.S. Securities and Exchange Commission (the “SEC”) at www.sec.gov.

About Postmedia Network Canada Corp.
Postmedia Network Canada Corp. (TSX:PNC.A, PNC.B) is the holding company that owns Postmedia Network Inc., the largest publisher by circulation of paid English-language daily newspapers in Canada, representing some of the country’s oldest and best known media brands. Reaching millions of Canadians every week, Postmedia engages readers and offers advertisers and marketers integrated solutions to effectively reach target audiences through a variety of print, online, digital, and mobile platforms.

Forward-Looking Information
This news release may include information that is “forward-looking information” under applicable Canadian securities laws and “forward-looking statements” within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. The Company has tried, where possible, to identify such information and statements by using words such as “believe,” “expect,” “intend,” “estimate,” “anticipate,” “may,” “will,” “could,” “would,” “should” and similar expressions and derivations thereof in connection with any discussion of future events, trends or prospects or future operating or financial performance. Forward-looking statements in this news release include statements with respect to the implementation and results of the Company’s transformation initiatives, the realization of anticipated cost savings, the impact of the Company’s organizational redesign and the ability of the Company to leverage future opportunities. By their nature, forward-looking information and statements involve risks and uncertainties because they relate to events and depend on circumstances that may or may not occur in the future. These risks and uncertainties include, among others: competition from other newspapers and alternative forms of media; the effect of economic conditions on advertising revenue; the ability of the Company to build out its digital media and online businesses; the failure to maintain current print and online newspaper readership and circulation levels; the realization of anticipated cost savings; possible damage to the reputation of the Company’s brands or trademarks; possible labor disruptions; possible environmental liabilities, litigation and pension plan obligations; not being able to refinance our ABL Facility on attractive terms or at all; fluctuations in foreign exchange rates and the prices of newsprint and other commodities. For a complete list of our risk factors please refer to the section entitled “Risk Factors” contained in our annual management’s discussion and analysis for the years ended August 31, 2013, 2012 and 2011. Although the Company bases such information and statements on assumptions believed to be reasonable when made, they are not guarantees of future performance and actual results of operations, financial condition and liquidity, and developments in the industry in which the Company operates may differ materially from any such information and statements in this news release. Given these risks and uncertainties, undue reliance should not be placed on any forward-looking information or forward-looking statements, which speak only as of the date of such information or statements. Other than as required by law, the Company does not undertake, and specifically declines, any obligation to update such information or statements or to publicly announce the results of any revisions to any such information or statements.

For more information:

Media Contact
Phyllise Gelfand
Vice President, Communications
(416) 442-2936
pgelfand@postmedia.com

Investor Contact
Doug Lamb
Executive Vice President and Chief Financial Officer
(416) 383-2325
dlamb@postmedia.com

Postmedia Network Canada Corp.
Consolidated Statements of Operations
(UNAUDITED)

(In thousands of Canadian dollars, except per share amounts)	For the three months ended February 28,		For the six months ended February 28,
	2014	2013	2014	2013
		revised (1)		revised (1)
Revenues
Print advertising	89,944	105,443	206,549	238,184
Print circulation	47,550	47,863	97,138	97,139
Digital	21,136	21,292	44,690	46,105
Other	3,854	4,220	8,085	9,062
Total revenues	162,484	178,818	356,462	390,490
Expenses
Compensation	72,048	81,291	146,006	164,358
Newsprint	7,402	9,856	16,522	21,964
Distribution	24,704	26,365	51,012	54,557
Other operating	36,204	36,240	74,785	75,558
Operating income before depreciation, amortization and restructuring	22,126	25,066	68,137	74,053
Depreciation	11,169	6,740	24,396	13,630
Amortization	9,599	10,834	20,011	21,568
Restructuring and other items	5,425	1,814	25,538	6,611
Operating income (loss)	(4,067)	5,678	(1,808)	32,244
Interest expense	15,605	15,606	31,338	31,773
Net financing expense related to employee benefit plans	1,404	1,863	2,808	3,727
(Gain) loss on disposal of property and equipment	27	(1,055)	13	(787)
(Gain) loss on derivative financial instruments	(647)	1,193	(4,701)	1,890
Foreign currency exchange losses	4,834	3,832	5,829	4,698
Loss before income taxes	(25,290)	(15,761)	(37,095)	(9,057)
Provision for income taxes	-	-	-	-
Net loss attributable to equity holders of the Company	(25,290)	(15,761)	(37,095)	(9,057)

Loss per share attributable to equity holders of the Company
Basic	$(0.63)	$(0.39)	$(0.92)	$(0.22)
Diluted	$(0.63)	$(0.39)	$(0.92)	$(0.22)

 (1) Results for the three and six months ended February 28, 2013 have been revised from amounts previously reported as a result of the adoption of new and amended accounting standards on September 1, 2013. See note 2 of our interim condensed consolidated financial statements for additional information.

Postmedia Network Canada Corp.
Consolidated Statements of Financial Position
(UNAUDITED)

(In thousands of Canadian dollars)	As at February 28, 2014	As at August 31, 2013
		(revised)(1)
Assets
Current Assets
Cash	45,347	40,812
Accounts receivable	76,259	82,615
Inventory	2,871	3,234
Current portion of derivative financial instruments	11,956	1,411
Prepaid expenses and other assets	9,677	10,128
Total current assets	146,110	138,200
Non-Current Assets
Property and equipment	204,905	223,173
Asset held-for-sale	10,530	10,530
Derivative financial instruments	21,503	16,802
Other assets	323	732
Intangible assets	305,705	323,760
Goodwill	149,600	149,600
Total assets	838,676	862,797

Liabilities and Equity
Current Liabilities
Accounts payable and accrued liabilities	61,453	67,618
Provisions	30,789	26,097
Deferred revenue	25,547	24,645
Current portion of long-term debt	12,500	12,500
Total current liabilities	130,289	130,860
Non-Current Liabilities
Long-term debt	484,090	474,380
Other non-current liabilities	125,252	121,817
Provisions	730	826
Deferred income taxes	681	681
Total liabilities	741,042	728,564

Equity
Capital stock	371,132	371,132
Contributed surplus	9,594	9,020
Deficit	(281,769)	(241,925)
Accumulated other comprehensive loss	(1,323)	(3,994)
Total equity	97,634	134,233
Total liabilities and equity	838,676	862,797

(1) The consolidated statement of financial position as at August 31, 2013 has been revised from amounts previously reported as a result of the adoption of new and amended accounting standards on September 1, 2013. See note 2 of our interim condensed consolidated financial statements for additional information.

Postmedia Network Canada Corp.
Consolidated Statements of Cash Flows
(UNAUDITED)

(In thousands of Canadian dollars)	For the three months ended February 28,		For the six months ended February 28,
	2014	2013	2014	2013
		revised (1)		revised (1)
Cash Generated (Utilized) by:
Operating Activities
Net loss attributable to equity holders of the Company	(25,290)	(15,761)	(37,095)	(9,057)
Items not affecting cash:
Depreciation	11,169	6,740	24,396	13,630
Amortization	9,599	10,834	20,011	21,568
(Gain) loss on derivative financial instruments	(647)	1,193	(4,701)	1,890
Non-cash interest	1,480	1,467	2,965	2,798
(Gain) loss on disposal of property and equipment	27	(1,055)	13	(787)
Non-cash foreign currency exchange losses	4,626	3,854	5,542	4,678
Share-based compensation plans and other long-term incentive plan expense	603	57	746	935
Net financing expense relating to employee benefit plans	1,404	1,863	2,808	3,727
Non-cash compensation expense of employee benefit plans	-	-	-	1,290
Employee benefit funding in excess of compensation expense	(2,136)	(738)	(2,517)	-
Settlement of foreign currency interest rate swap designated as a cash flow hedge	-	-	-	(8,976)
Net change in non-cash operating accounts	13,824	12,252	6,714	2,238
Cash flows from operating activities	14,659	20,706	18,882	33,934

Investing Activities
Net proceeds from the sale of property and equipment and asset held-for-sale	20	931	34	25,622
Additions to property and equipment	(3,187)	(1,670)	(6,175)	(4,306)
Additions to intangible assets	(1,258)	(1,667)	(1,956)	(2,623)
Cash flows from investing activities	(4,425)	(2,406)	(8,097)	18,693

Financing activities
Repayment of long-term debt	-	-	(6,250)	(23,187)
Debt issuance costs	-	(15)	-	(111)
Cash flows from financing activities	-	(15)	(6,250)	(23,298)

Net change in cash	10,234	18,285	4,535	29,329
Cash at beginning of period	35,113	33,233	40,812	22,189
Cash at end of period	45,347	51,518	45,347	51,518

Supplemental disclosure of operating cash flows
Interest paid	19,966	19,274	29,108	20,496
Income taxes paid	-	-	-	-

(1) Cash flows for the three and six months ended February 28, 2013 have been revised from amounts previously reported as a result of the adoption of new and amended accounting standards on September 1, 2013. See note 2 of our interim condensed consolidated financial statements for additional information.